TD Bank Group 66 Wellington Street West TD Tower, 15th Floor Toronto ON M5K 1A2	td.com

June 6, 2013

Stephanie J. Ciboroski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Ciboroski:

Re:          The Toronto-Dominion Bank
Form 40-F for the Fiscal Year Ended October 31, 2012
Filed December 6, 2012
File No. 1-14446

Thank you for your letter dated May 23, 2013 regarding the above referenced filing.  As Xihao Hu, Senior Vice President and Chief Accountant of The Toronto Dominion Bank (“TD”) discussed with your office on Wednesday, June 5, 2013, we are currently working on a response to your letter, and we confirm our intention to submit our response by June 24, 2013.  Please contact myself at (416) 308-8279 or Xihao at (416) 983-1671 if you require additional information.

Very truly yours,

/s/ Colleen Johnston
Colleen Johnston
Group Head Finance, Sourcing & Corporate Communications and Chief Financial Officer

cc:   Kevin Vaughn (United States Securities and Exchange Commission)
Lindsay McCord (United States Securities and Exchange Commission)
Staci Shannon (United States Securities and Exchange Commission)
Norie Campbell (Group Head Legal, Compliance and AML and General Counsel)

Member of TD Bank Group